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				UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                  SEC File Number 0-28728

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 20-F      [ ] Form 11-K
              [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended:  March 31, 1997

[  ]          Transition Report on Form 10-K
[  ]          Transition Report on Form 20-F
[  ]          Transition Report on Form 11-K
[  ]          Transition Report on Form 10-Q
[  ]          Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant:       NetLive Communications, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number):
584 Broadway, New York, NY 10012
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City, State and Zip Code:
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

Due to the change in the Registrant's senior management and the principal focus of its business, additional information was needed to file a complete and accurate annual report. The Registrant thus was unable to file its 10-KSB within the prescribed period without unreasonable effort or expense.


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                         General Reporting Rules
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Andrew Schwartz                  212               343-7082
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              (Name)                    (Area code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
		                                    [X]  Yes     [ ]  No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		                                    [X]  Yes     [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant estimates net loss from operations of approximately $2,045,000 for the year ended March 31, 1997, as compared to $243,000 for the year ended March 31, 1996. This change in the results of operations is principally attributable to an increase in selling, general and administrative expenses, including research and development.

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                      NetLive Communications, Inc.
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 30, 1997                  By: /s/ Andrew Schwartz
                                         ---------------------------
                                     	 Name:  Andrew Schwartz
                                     	 Title: Secretary & Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized repesentative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (Sec. 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.